Exhibit 99.2

Randgold Resources Limited announces that the following amendment has been made to the COMMUNITY SEES KIBALI PROGRESS announcement released on 13 September 2012 at 16:00 under RNS number 2312M.

A correction has been made to 6 million ounces per annum in the last paragraph. All other details remain unchanged.

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

COMMUNITY SEES KIBALI PROGRESS

Kinshasa, Democratic Republic of Congo, 13 September 2012 – Randgold Resources held an open day today at the giant Kibali gold project to update community leaders, including religious leaders, businessmen and local administrators, on the progress that has been made with development of the mine, which remains on track for first gold production towards the end of 2013.

Mark Bristow, chief executive of project developer and 45% shareholder Randgold Resources, said the open day was organised in line with the company’s philosophy of active and transparent engagement with the community.

The event was used to update attendees on the overall development, the current status of the relocation action plan, which involves the resettlement of some 14 villages to the new model town of Kokiza, the job creation potential and business opportunities that will be created and other community projects currently being developed. Kokiza will ultimately accommodate 3 800 families, and construction of all their homes, as well as a civic infrastructure which will include schools, clinics, shops and churches, is progressing rapidly.

Senior management also used the day as an opportunity to address queries from delegates and to share with them the challenges encountered, which Bristow said had been overcome in large measure because of the support and cooperation Randgold had received from the community and the authorities. Bristow said Kibali was a national asset, of which the DRC government owns 10%, and encouraged the community to take full advantage of the many economic opportunities it will generate.

The completed Kibali operation will comprise an integrated underground and open pit mine, a twin-circuit sulphide and oxide plant with a designed throughput of 6 million tonnes per annum and four self-constructed hydropower stations as well as a standby high-speed thermal power generator for back-up during the dry season.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold Resources CEO +223 6675 0122 / +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 991 001 222

Louis Watum GM Kibali Goldmines +243 994 035 464 / +243 817 153 062	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.